Consolidated Financial Statements
(Expressed in thousands of United States (U.S.) dollars)
(Prepared in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP))

CARDIOME PHARMA CORP.

Periods ended June 30, 2011 and 2010
(Unaudited)

CARDIOME PHARMA CORP.
Consolidated Balance Sheets
(Unaudited)
(Expressed in thousands of U.S. dollars, except share amounts)
(Prepared in accordance with U.S. GAAP)

	June 30,	December 31,
	2011	2010

Assets

Current assets:
Cash and cash equivalents	$61,316	$76,888
Accounts receivable	1,261	732
Prepaid expenses and other assets	531	1,000
	63,108	78,620

Property and equipment	2,213	2,069
Intangible assets	1,715	1,635
	$67,036	$82,324

Liabilities and Stockholders’ Equity

Current liabilities:
Accounts payable and accrued liabilities (note 5)	$3,978	$5,705
Current portion of deferred leasehold inducement	124	216
	4,102	5,921

Deferred leasehold inducement	507	486
Long-term debt	25,000	25,000
	29,609	31,407

Stockholders’ equity:
Common stock
Authorized - unlimited number with no par value
Issued and outstanding – 61,129,091 (2010 - 61,052,362)	262,097	261,554
Additional paid-in capital	31,298	30,462
Deficit	(274,153)	(259,284)
Accumulated other comprehensive income	18,185	18,185
	37,427	50,917
	$67,036	$82,324

Subsequent event (note 9)

Contingencies (note 8)

Related party transactions (note 7)

See accompanying notes to the consolidated financial statements.

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Operations and Comprehensive Income (Loss)
(Unaudited)
(Expressed in thousands of U.S. dollars, except share and per share amounts)
(Prepared in accordance with U.S. GAAP)

	Three months ended		Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Revenue:
Licensing and other fees	$153	$12,225	$281	$35,146
Research collaborative fees	290	199	549	323
	443	12,424	830	35,469
Expenses:
Research and development	4,073	3,682	7,879	7,436
General and administration	3,466	3,272	6,690	6,630
Amortization	280	295	554	599
	7,819	7,249	15,123	14,665
Operating income (loss)	(7,376)	5,175	(14,293)	20,804

Other expenses (income):
Interest expense	552	557	1,099	847
Other income	(211)	(189)	(392)	(347)
Foreign exchange loss (gain)	6	247	(131)	271
	347	615	576	771
Net income (loss) and comprehensive income (loss) for the period	$(7,723)	$4,560	$(14,869)	$20,033
Income (loss) per common share (note 6)
Basic	$(0.13)	$0.08	$(0.24)	$0.33
Diluted	$(0.13)	$0.07	$(0.24)	$0.33
Weighted average common shares outstanding during the period
Basic	61,129,091	60,691,572	61,122,463	60,605,641
Diluted	61,129,091	61,712,846	61,122,463	61,142,919

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Stockholders’ Equity
For the six months ended June 30, 2011 and 2010
(Unaudited)
(Expressed in thousands of U.S. dollars)
(Prepared in accordance with U.S. GAAP)

For the six months ended June 30, 2011	Common stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2010	$261,554	$30,462	$(259,284)	$18,185	$50,917
Net loss	-	-	(14,869)	-	(14,869)
Common stock issued upon exercise of options	358	-	-	-	358
Reallocation of additional paid-in capital arising from stock-based compensation related to exercise of options	185	(185)	-	-	-
Stock option expense recognized	-	1,021	-	-	1,021
Balance at June 30, 2011	$262,097	$31,298	$(274,153)	$18,185	$37,427

For the six months ended June 30, 2010	Common stock	Additional paid-in capital	Deficit	Accumulated other comprehensive income	Total stockholders’ equity
Balance at December 31, 2009	$256,711	$29,669	$(294,783)	$18,185	$9,782
Net income	-	-	20,033	-	20,033
Common stock issued upon exercise of options	1,644	-	-	-	1,644
Reallocation of additional paid-in capital arising from stock-based compensation related to exercise of options	1,909	(1,909)	-	-	-
Stock option expense recognized	-	1,926	-	-	1,926
Balance at June 30, 2010	$260,264	$29,686	$(274,750)	$18,185	$33,385

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Consolidated Statements of Cash Flows
(Unaudited)
(Expressed in thousands of U.S. dollars)
(Prepared in accordance with U.S. GAAP)

	Three months ended		Six months ended
	June 30, 2011	June 30, 2010	June 30, 2011	June 30, 2010
Cash flows from operating activities:
Net income (loss) for the period	$(7,723)	$4,560	$(14,869)	$20,033
Add items not affecting cash:
Amortization	280	295	554	599
Stock-based compensation	453	1,114	1,021	1,926
Deferred leasehold inducement	(20)	(58)	(71)	(106)
Unrealized foreign exchange loss (gain)	9	242	(101)	96
Changes in operating assets and liabilities:
Accounts receivable	(348)	(277)	(514)	306
Prepaid expenses and other assets	358	220	469	(206)
Accounts payable and accrued liabilities	(1,033)	(618)	(1,789)	(3,140)
Deferred revenue	-	(12,247)	-	(35,197)
Net cash used in operating activities	(8,024)	(6,769)	(15,300)	(15,689)

Cash flows from investing activities:
Purchase of property and equipment	(418)	(104)	(533)	(143)
Purchase of intangible assets	(69)	(122)	(252)	(164)
Net cash used in investing activities	(487)	(226)	(785)	(307)

Cash flows from financing activities:
Issuance of common stock upon exercise of stock options	-	1,509	358	1,644
Proceeds from issuance of long-term debt	-	-	-	25,000
Net cash provided by financing activities	-	1,509	358	26,644

Effect of foreign exchange rate changes on cash and cash equivalents	20	(312)	155	(211)
Increase (decrease) in cash and cash equivalents during the period	(8,491)	(5,798)	(15,572)	10,437
Cash and cash equivalents, beginning of period	69,807	63,505	76,888	47,270
Cash and cash equivalents, end of period	$61,316	$57,707	$61,316	$57,707

Supplemental cash flow information:
Interest paid	$556	$847	$1,110	$850
Interest received	4	2	11	4

See accompanying notes to the consolidated financial statements.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and six months ended June 30, 2011 and 2010

1.Basis of presentation:

These unaudited interim consolidated financial statements have been prepared by management in accordance with generally accepted accounting principles used in the United States of America (U.S. GAAP) and are presented in U.S. dollars. These unaudited interim consolidated financial statements do not include all note disclosures required by U.S. GAAP on an annual basis, and therefore should be read in conjunction with the annual audited consolidated financial statements for the year ended December 31, 2010 filed with the appropriate securities commissions. The results of operations for the three and six month periods ended June 30, 2011 and 2010 are not necessarily indicative of the results for the full year.

The Company has financed its cash requirements primarily from share issuances, payments from research collaborators, licensing fees and draws from a credit facility available under the Company’s collaborative agreement. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time.

2.Changes in significant accounting policies:

(a)  Multiple-Deliverable Revenue Arrangements:

On January 1, 2011, the Company prospectively adopted amendments issued by the Financial Accounting Standards Board (“FASB”) associated with multiple-deliverable revenue arrangements. These amendments (a) provide principles and application guidance on whether multiple deliverables exist, how the arrangement should be separated, and the consideration allocated; (b) require an entity to allocate revenue in an arrangement using estimated selling prices of deliverables if a vendor does not have vendor-specific objective evidence or third-party evidence of selling price; (c) eliminate the use of the residual method and require an entity to allocate the revenue using the relative selling price method; and (d) significantly expand related disclosure requirements. The adoption of the amendments did not have a material impact on the Company’s consolidated financial position, results of operations or cash flows for the periods presented.

(b)  Milestone method of revenue recognition:

On January 1, 2011, the Company prospectively adopted guidance issued by the FASB on the milestone method of revenue recognition for research and development transactions. This method relates to consideration that is contingent upon achievement of a milestone such as the payments provided for under the Company’s collaboration and license agreements. The Company determines the revenue recognition of contingent milestones at the inception of a collaboration and license agreement.  Payments are recognized in their entirety in the period earned for substantive milestones for which the consideration (a) is commensurate with the Company’s performance to achieve the milestone or enhance the value of the delivered item, (b) relates to past performance and (c) is reasonable relative to the

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and six months ended June 30, 2011 and 2010

2.Changes in significant accounting policies (continued):

(b)  Milestone method of revenue recognition (continued):

deliverables and payment terms within the agreement. The Company has determined all milestones under current collaboration and license agreements to be substantive. There have been no milestones recognized since adoption. The adoption of the guidance did not have a material impact on the timing or pattern of revenue recognition relative to the Company’s collaboration and license agreements nor is expected to in future periods.

3.Future changes in accounting policies:

(a)	Fair Value Measurements:

In May 2011, the FASB provided amendments to achieve common fair value measurement and disclosure requirements in U.S. GAAP and International Financial Reporting Standards. The amendments provide clarification and/or additional requirements relating to the following: a) application of the highest and best use and valuation premise concepts, b) measurement of the fair value of instruments classified in an entity’s shareholders’ equity, c) measurement of the fair value of financial instruments that are managed within a portfolio, d) application of premiums and discounts in a fair value measurement, and e) disclosures about fair value measurements. These amendments will be effective prospectively for interim and annual periods beginning after December 15, 2011. We do not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flows.

(b)	Comprehensive Income:

In June 2011, the FASB provided amendments requiring an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements, eliminating the option to present the components of other comprehensive income as part of the statement of changes in stockholders’ equity. Additionally, the amendments require an entity to present reclassification adjustments on the face of the financial statements from other comprehensive income to net income. These amendments will be effective retrospectively for fiscal years, and interim periods within those years, beginning after December 15, 2011. We do not expect the adoption of the amendments to have a material impact on the Company’s financial position, results of operations or cash flows.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and six months ended June 30, 2011 and 2010

4.      Financial instruments:

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and long term debt. The fair values of accounts receivable, accounts payable and accrued liabilities approximate carrying values because of their short-term nature.

As of June 30, 2011, the carrying value of the Company’s long-term debt approximates its fair value based on current market borrowing rates. Accordingly, the long-term debt is classified as Level 2 in the fair value hierarchy.

5.      Accounts payable and accrued liabilities:

Accounts payable and accrued liabilities comprise of:

	June 30,	December 31,
	2011	2010

Trade accounts payable (1)	$973	$603
Accrued contract research	529	2,693
Employee-related accruals	857	1,051
Other accrued liabilities (1)	1,619	1,358
	$3,978	$5,705

(1)	Included in trade accounts payable and other accrued liabilities at June 30, 2011 are amounts totaling $552 (December 31, 2010 - $146) owing to a related party (note 7).

6.Basic and diluted income (loss) per share:

As the Company incurred a loss for the three and six months ended June 30, 2011, all stock options were anti-dilutive and were excluded from the diluted weighted average shares outstanding for that period (three and six months ended June 30, 2010 – 2,815,290 and 3,926,492 options were anti-dilutive, respectively).

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and six months ended June 30, 2011 and 2010

6.Basic and diluted income (loss) per share (continued):

Reconciliations of the income (loss) and weighted average number of common shares used in the basic and diluted calculations are set forth below:

	For the Three Months Ended June 30		For the Six Months Ended June 30
	2011	2010	2011	2010
Income (loss) available to common stockholders	$(7,723)	$4,560	$(14,869)	$20,033
Weighted average number of common shares for basic income (loss) per share	61,129,091	60,691,572	61,122,463	60,605,641
Dilutive effect of options	-	1,021,274	-	537,278
Diluted weighted average number of common shares for diluted income (loss) per share	61,129,091	61,712,846	61,122,463	61,142,919
Basic income (loss) per share	$(0.13)	$0.08	$(0.24)	$0.33
Diluted income (loss) per share	$(0.13)	$0.07	$(0.24)	$0.33

7.      Related party transactions:

The Company has incurred expenses for services provided by a law firm in which an officer is a partner. The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. For the six months ended June 30, 2011, the Company has incurred legal fees of $552 (June 30, 2010 - $381) for services provided by the law firm relating to general corporate matters. Included in accounts payable and accrued liabilities at June 30, 2011 is an amount of $552 (December 31, 2010 - $146) owing to the legal firm.

8.      Contingencies:

(a)
The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.

(b)
The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.

CARDIOME PHARMA CORP.
Notes to Consolidated Financial Statements
(Unaudited)
(Expressed in thousands of U.S. dollars except share and per share amounts and where otherwise indicated)
(Prepared in accordance with U.S. GAAP)
As at and for the three and six months ended June 30, 2011 and 2010

8.      Contingencies (continued):

(c)
The Company has entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These indemnification provisions generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

(d)	The Company is party to a proceeding related to its use of certain intellectual property; however, management believes that the possibility of a material loss arising from this matter is not likely.

9.Subsequent Event:

On July 26, 2011, Cardiome announced it has granted consent for the transfer of rights for the development and commercialization of vernakalant (iv) in Canada, Mexico and the United States (collectively “North America”), from Astellas US LLC ("Astellas") to Merck & Co., Inc. (“Merck”).  Merck now holds exclusive global rights to vernakalant (iv) for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults. All terms, responsibilities and payments that Astellas committed to under the original collaboration and license agreement are now assumed by Merck without change. Cardiome will continue to be responsible for 25 percent of the development costs for vernakalant (iv) in North America, while Merck will be responsible for 75 percent of development costs and all future commercialization costs for vernakalant (iv) in North America.